

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2018

Rongjie Dong
Chief Executive Officer
HUYA, Inc.
Building B-1, North Block of Wanda Plaza,
No. 79 Wanbo 2nd Road,
Panyu District, Guangzhou 511442
The People's Republic of China

> **Re: HUYA, Inc.**
> **Registration Statement on Form F-1**
> **Filed April 9, 2018**
> **File No. 333-224202**

Dear Mr. Dong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Corporate History and Structure, page 4

1.   We refer to the corporate structure chart on page 6. Please revise, for example, by footnote, to clarify your reference to "without giving effect to voting power changes." In this regard, we note that, pursuant to your amended and restated shareholders' agreement, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase additional shares at the then fair market price to reach 50.1% of the voting power in the company.

We rely on contractual arrangements with our PRC variable interest entity…, page 37

2.   We note that the VIE agreements contain provisions for the resolution of disputes through arbitration pursuant to PRC laws. Please expand your disclosure to discuss the impact, if any, of these provisions on shareholders' rights to pursue claims under the Unite States federal securities laws.

Management, page 155

3.   Please file the consents of director nominees, Hongqiang Zhao and Xiaopeng He. Refer to Rule 438 of Regulation C under the Securities Act.

Description of American Depositary Shares, page 179

4.   We note from your risk factor disclosure on page 58 that the deposit agreement contains a provision that permits the depositary to elect to resolve any dispute under the deposit agreement through arbitration. Please expand the description of the ADSs to clarify whether, and if so how, this provision affects the rights of your ADS holders to pursue claims under United States federal securities laws.

Notes to the Consolidated Financial Statements

Note 23. Subsequent events, page F-53

5.   Please further clarify your disclosure in response to prior comment 12. Specifically, please disclose the terms upon transfer of High Vote Shares after an IPO, as noted from your disclosure on page 166. In this regard, you indicate that prior to the consummation of a qualified IPO High Vote Shares will convert into Low Vote Shares in the event of any direct or indirect sale or transfer of any High Vote Shares to a party other than any of holders of High Vote Shares. In addition, please disclose the financial effects, including the vesting terms, of the restricted share units granted to certain employees in March 2018. Refer to ASC 855-10-50-2.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Craig Wilson, Senior Assistant Chief Accountant at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director, Office of
Information Technologies and
Services

cc: Z. Julie Gao, Esq.
      Skadden, Arps, Slate, Meagher & Flom LLP